MICHELIN

02034021

April 30, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith an English translation of CGEM's consolidated financial statements for the year ended December 31, 2001, as published in the *Bulletin Des Annonces Légales Obligatoires* (BALO) on March 25, 2002.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

dw 5/15

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (MICHELIN & CIE)
Société en commandite par actions. Capital stock: 269,431,746
Headquarters: 12, cours Sablon, Clermont Ferrand, France
Registration number: 855 200 887 R.C.S. CLERMONT-FERRAND

BALANCE SHEET AT DECEMBER 31, 2001, IN EUROS

	ASSETS		2001 COST	2001 DEPRECIATION, AMORTIZATION, PROVISIONS	2001 NET	2000 NET
Fixed assets	**INTANGIBLE ASSETS**					
	Patents, licenses and other rights		8,659,626.28	8,659,626.28	–	–
	Other intangible assets		61,296.21	45,892.00	15,404.21	16,687.89
	Prepayments		–	–	–	–
			8,720,922.49	8,705,518.28	15,404.21	16,687.89
	PROPERTY AND EQUIPMENT					
	Land		102,469.01	–	102,469.01	102,469.01
	Buildings		1,809,422.59	1,677,822.51	131,600.08	159,005.70
	Other		389,994.64	370,680.22	19,314.42	39,909.25
	Assets under construction		–	–	–	–
	Prepayments		–	–	–	–
			2,301,886.24	2,048,502.73	253,383.51	301,383.96
	INVESTMENTS (1) :					
	Shares in subsidiaries and affiliates		2,610,410,623.44	364,150,437.72	2,246,260,185.72	2,245,798,435.87
	Loans and advances to subsidiaries and affiliates		1,338,432,448.64	–	1,338,432,448.64	1,334,791,620.25
	Other equity interests		3,788,198.35	–	3,788,198.35	3,788,198.35
	Loans		78,176.69	–	78,176.69	78,176.69
	Other investments		681.45	–	681.45	681.45
			3,952,710,128.57	364,150,437.72	3,588,559,690.85	3,584,457,112.61
		(I)	3,963,732,937.30	374,904,458.73	3,588,828,478.57	3,584,775,184.46
Current assets	**ACCOUNTS RECEIVABLE**		475,581,859.38	–	475,581,859.38	184,401,762.76
	CASH EQUIVALENTS					
	Own shares		164,271,711.36	10,867,779.51	153,403,931.85	148,559,171.25
	Other marketable securities		656.08	15.78	640.30	640.30
			164,272,367.44	10,867,795.29	153,404,572.15	148,559,811.55
	CASH		144,961.95	–	144,961.95	119,705.26
Accruals	**PREPAID EXPENSES (2)**		8,579.87	–	8,579.87	39,050.67
		(II)	640,007,768.64	10,867,795.29	629,139,973.35	333,120,330.24
	DEFERRED CHARGES	(III)	1,224,692.30	–	1,224,692.30	1,520,949.68
	BOND CALL PREMIUMS	(IV)	–	–	–	–
	CONVERSION LOSSES	(V)	–	–	–	–
	TOTAL ASSETS (I + II + III + IV + V)		4,604,965,398.24	385,772,254.02	4,219,193,144.22	3,919,416,464.38
(1)	o/w due in less than one year				880,096,430.48	748,016,390.37
(2)	o/w due in more than one year				–	–

	LIABILITIES AND SHAREHOLDERS' EQUITY		2001	2000
Shareholders' equity	**COMMON STOCK**		269,431,746.00	269,431,746.00
	PAID-IN CAPITAL IN EXCESS OF PAR		1,609,475,573.81	1,609,475,573.81
	REVALUATION RESERVE		530,990,252.63	530,528,502.63
	OTHER RESERVES		802,517,019.16	675,397,057.12
	RETAINED EARNINGS		45,587,019.80	39,502,098.36
	NET INCOME		452,871,105.91	263,620,238.61
	UNTAXED RESERVES		61,597,677.21	61,597,677.21
		(I)	3,772,470,394.52	3,449,552,893.74
Provisions for contingencies and charges	**PROVISIONS FOR CONTINGENCIES**		–	–
	PROVISIONS FOR CHARGES		–	–
		(II)	–	–
Liabilities (1)	**CONVERTIBLE BONDS**		10,119.94	10,119.94
	OTHER BONDS		322,612,452.32	322,612,559.03
	BANK BORROWINGS (2)		–	–
	OTHER LONG AND SHORT-TERM DEBT (2)		32,416,561.26	34,800,101.83
	ACCRUED TAXES AND PAYROLL COSTS		7,043,658.52	48,033,811.77
	DUE TO SUPPLIERS OF FIXED ASSETS		–	10,210.28
	OTHER LIABILITIES		84,637,545.60	64,393,551.71
			446,720,337.64	469,860,354.56
Accruals	**DEFERRED INCOME (1)**		2,412.06	3,216.08
		(III)	446,722,749.70	469,863,570.64
	CONVERSION GAINS	(IV)	–	–
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (I + II + III + IV)		4,219,193,144.22	3,919,416,464.38
(1)	o/w due in more than one year		304,900,446.06	304,900,446.06
	o/w due in less than one year		141,822,303.64	164,963,124.58
(2)	o/w short-term bank loans and overdrafts		–	–
			–	–

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001, IN EUROS

	2001	2000
OPERATING REVENUE (1)		
Royalties (including Export revenues: 308,990,761.44)	364,240,518.88	335,562,960.73
Other revenues	149,649.82	155,417.36
TOTAL operating revenues (I)	**364,390,168.70**	**335,718,378.09**
OPERATING EXPENSE (2)		
External charges	253,306,946.14	212,645,398.10
Taxes other than on income	1,998,531.22	1,958,799.69
Wages and salaries	1,110,087.78	1,147,039.19
Payroll taxes	435,795.99	459,331.75
Depreciation and amortization		
Fixed assets	1,868,860.06	1,206,367.68
Deferred charges	--	--
Other expenses	16,105,309.39	4,518,666.56
TOTAL operating expenses (II)	**274,825,530.58**	**221,935,602.97**
OPERATING INCOME (I -II)	**89,564,638.12**	**113,782,775.12**
INTEREST AND OTHER INVESTMENT INCOME		
Dividends from subsidiaries and affiliates (3)	388,989,800.76	177,464,390.64
Interest income (3)	31,203.36	7,035,308.25
Reversals of allowances for impairment in value	9.01	1,739,082.75
Exchange gains	143,991.74	808,568.20
Net gains on sales of marketable securities	17,777.40	806,356.62
TOTAL interest and other investment income (III)	**389,182,782.27**	**187,853,706.46**
INTEREST AND OTHER INVESTMENT EXPENSE		
Charges to allowances for impairment in value	2,253,809.40	296,257.38
Interest expense (4)	22,466,848.18	23,918,512.43
Exchange losses	340,022.30	235,668.38
Net losses on sales of marketable securities	703,526.58	--
TOTAL interest and other investment expense (IV)	**25,764,206.46**	**24,450,438.19**
NET INTEREST AND OTHER INVESTMENT INCOME (III - IV)	**363,418,575.81**	**163,403,268.27**
INCOME FROM ORDINARY ACTIVITIES (I - II + III - IV)	**452,983,213.93**	**277,186,043.39**
NON-RECURRING INCOME		
From revenue transactions	384,446.96	25,196.55
From capital transactions	9.16	505.64
Reversals of allowances	--	32,000,000.00
TOTAL non-recurring income (V)	**384,456.12**	**32,025,702.19**
NON-RECURRING EXPENSE		
On revenue transactions	75,298.61	19,218,035.49
On capital transactions	5,780.53	7,456.07
Charges to allowances	--	--
TOTAL non-recurring expenses (VI)	**81,079.14**	**19,225,491.56**
NET NON-RECURRING INCOME (V - VI)	**303,376.98**	**12,800,210.63**
INCOME TAX (VII)	**415,485.00**	**26,366,015.41**
TOTAL REVENUES (I + III + V)	753,957,407.09	555,597,786.74
TOTAL EXPENSES (II + IV + VI + VII)	301,086,301.18	291,977,548.13
NET INCOME	**452,871,105.91**	**263,620,238.61**

	2001	2000
(1) o/w revenues relating to prior years	–	–
(2) o/w expenses relating to prior years	–	–
(3) o/w revenues from related party transactions	388,479,030.53	177,143,241.34
(4) o/w expenses arising from related party transactions	2,022,392.00	1,503,442.13

APPROPRIATION OF 2001 NET INCOME

(In euros)

Amounts to be appropriated

Retained earnings brought forward from prior year	45,587,019.80
Net income	452,871,105.91
TOTAL	**498,458,125.71**

Recommended appropriations

Legal reserve	--
Special long-term capital gains reserve	315,163,220.11
Dividend	114,508,492.05
Income attributed to the General Partners in accordance with the bylaws	3,139,441.47
Tax on distributed earnings	22,134,174.00
Other reserves	--
Retained earnings	43,512,798.08
TOTAL	**498,458,125.71**

NOTES TO THE FINANCIAL STATEMENTS

The Company's total assets at December 31, 2001 amounted to € 4,219,193,144.22

Income statement totals for the year are as follows, in euros:

- Total revenues	753,957,407.09
- Total expenses	301,086,301.18
Net income for the year	452,871,105.91

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the financial statements.

SIGNIFICANT EVENTS OF THE YEAR

Significant events of the year are discussed in the Managing Partners' report to the Annual Shareholders' Meeting to be called to approve the 2001 financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The methods of evaluating and determining net income remain unchanged from those used in previous fiscal years.

The financial statements for the year ended December 31, 2001 have been prepared in accordance with generally accepted accounting principles. There were no changes of accounting method in 2001 compared with prior years.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years in accordance with French tax rules.

b) Property and equipment

- ***Cost***

  Property and equipment are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

- ***Depreciation***

  Property and equipment are depreciated by the sraight-line method over the following estimated useful lives:

  - Buildings: 30 years
  - Equipment: 10 years, except for computer equipment which is depreciated over five years.

c) Investments

Shares in subsidiaries and affiliates

- *Cost:* Shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

- *Net book value:* shares in subsidiaries and affiliates are stated at the lower of cost and fair value. Fair value corresponds to the Company's equity in the underlying net assets, except in the following cases:

  - the fair value of shares in Manufacture Française des Pneumatiques Michelin is determined based on a range of valuation criteria,
  - the fair value of shares in Pardevi SA is determined by including unrealized gains on the securities held in this company's portfolio, in accordance with the applicable accounting and tax rules.

Other equity interests

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are also stated at the lower of cost and fair value.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code, which were reclassified under "untaxed amortization" prior to the 1976/1978 legal revaluations.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at the exchange rate ruling on the transaction date or at the hedging rate.

Receivables and payables in foreign currencies are converted at the year-end exchange rate or at the hedging rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

Deferred charges correspond to debt issuance costs related to the 1996 bond issue. These costs are being amortized over the life of the bonds.

FIXED ASSETS, DEPRECIATION AND AMORTIZATION

Intangible assets and property and equipment representing non-material amounts that are close to being fully depreciated or amortized are not included in the following tables.

FIXED ASSETS

(in euros)	Cost at January 1, 2001	Additions, accrued interest for the year	Disposals, decreases in accrued interest	Cost at December 31, 2001
Intangible assets	6 896 395	1 824 527	--	8 720 922
Property and equipment	2 361 398	820	60 332	2 301 886
	9 257 793	1 825 347	60 332	11 022 808
Investments				
Shares in subsidiaries and affiliates	2 610 410 633	--	9	2 610 410 624
Loans and advances to subsidiaries and affiliates	1 334 791 620	439 865 485	436 224 656	1 338 432 449
Other equity interests	3 788 198	--	--	3 788 198
Loans	78 177	--	--	78 177
Other investments	681	--	--	681
	3 949 069 309	439 865 485	436 224 665	3 952 710 129
TOTAL	**3 958 327 102**	**441 690 832**	**436 284 997**	**3 963 732 937**

DEPRECIATION AND AMORTIZATION

(in euros)	At January 1, 2001	Increases	Decreases	At December 31, 2001
Intangible assets	6 879 707	1 825 811	--	8 705 518
Property and equipment	2 060 014	43 049	54 560	2 048 503
	8 939 721	1 868 860	54 560	10 754 021
Deferred charges	1 441 624	296 257	--	1 737 881
TOTAL	**10 381 345**	**2 165 117**	**54 560**	**12 491 902**

ALLOWANCES AND PROVISIONS

(in euros)	At January 1, 2001	Increases	Decreases	At December 31, 2001
Untaxed reserves	61 597 677	--	--	61 597 677
Provisions for contingencies and charges				
Provisions for contingencies	--	--	--	--
Provisions for charges	--	--	--	--
	--	--	--	--
Allowances for impairment in value(1)	373 522 440	1 957 552	461 759	375 018 233
TOTAL	**435 120 117**	**1 957 552**	**461 759**	**436 615 910**
Including movements charged/credited to:				
- Operating expense/income		--	--	
- Investment and other expense/income		1 957 552	9	
- Non-recurring expense/income		--	--	
- Revaluation reserve		--	461 750	

(1) Movements in allowances for impairment in value can be analyzed as follows (in euros):

- Increases: Accounts receivable .... --
  Own shares 1 957 552
- Decreases Other marketable securities 461 759

ITEMS RELATING TO SEVERAL BALANCE SHEET ITEMS

(in euros)	Transactions involving related companies	Transactions involving other entities in which the Company holds an equity interest	Payables or receivables represented by trade notes
Shares in subsidiaries and affiliates (net book value)	2 246 260 185	1	--
Loans and advances to subsidiaries and affiliates	1 338 432 449	--	--
Other equity interests	--	3 788 198	--
Other receivables	398 590 043	--	--
Other long and short-term debt	32 416 561	--	--
Other liabilities	83 606 483	--	--

MATURITIES OF LOANS AND RECEIVABLES, PAYABLES AND LONG AND SHORT-TERM DEBT

LOANS AND RECEIVABLES

(in euros)	Total	Due within one year	Due in more than one year
Fixed assets			
Loans and advances to subsidiaries and affiliates	1 338 432 449	880 018 254	458 414 195
Loans	78 177	78 177	--
Other investments	681	--	681
Current assets			
Other receivables	475 581 859	437 688 106	37 893 753
TOTAL	**1 814 093 166**	**1 317 784 537**	**496 308 629**

PAYABLES AND LONG AND SHORT-TERM DEBT

(in euros)	Total	Due within one year	Due in 1 to 5 years	Due in more than five years
Convertible bonds	10 120	10 120	--	--
Other bonds	322 612 452	17 714 418	304 898 034 (1)	--
Bank borrowings	--	--	--	--
Other long and short-term debt	32 416 561	32 416 561	--	--
Accrued taxes and payroll costs	7 043 659	7 043 659	--	--
Due to suppliers of fixed assets	--	--	--	--
Other liabilities	84 637 546	84 637 546	--	--
TOTAL	**446 720 338**	**141 822 304**	**304 898 034**	--

(1) 1996 6.7% bonds due February 19, 2006 at par.

ACCRUED CHARGES

Accrued charges included in the following balance sheet captions:	In euros
Other bonds	17 704 209
Bank borrowings	--
Other long and short-term debt	288 548
Accrued taxes and payroll costs	255 868
Other liabilities	992 632
TOTAL	**19 241 257**

PREPAID EXPENSES AND DEFERRED INCOME

Prepaid expenses correspond exclusively to operating expenses.

Prepaid expenses at December 3&, 2001 (in euros) 8 580

REVALUATION RESERVE

Revaluation reserve at December 3&, 2001 (in euros) 530 990 253

o/w - 32 091 related to land
- 530 958 162 related to shares in subsidiaries and affiliates.

RESERVES

Reserves at December 31, 2001 break down as follows (in euros):

- Legal reserve corresponding in full to long-term capital gains taxed at the reduced rate	26 943 175
- Special long-term capital gains reserve	758 953 261
- Other reserves	16 620 583
	802 517 019

COMMON STOCK

	Number of shares	Par value
1. Common stock at January 1, 2001	134 715 873	€ 2
2. Common stock issued during the year	--	--
3. Common stock canceled during the year	--	--
4. Common stock at December 31, 2001	134 715 873	€ 2

There were no changes in capital during the year.

OPERATING REVENUE

Revenue for the year, consisting entirely of royalties, totaled € 364,240,519. This amount breaks down as follows (in euros):

- France	55 249 757
- Outside France	308 990 762
	364 240 519

INCOME TAX

Income tax for 2001 amounted to € 415,485.

MARKET RISKS

a) Interest rate and currency risks

- Interest rates on loans to and from subsidiaries are determined in accordance with the Group's interest rate management policy. The Company is not exposed to any currency risk on these loans and borrowings.

- At December 31, 2001, the Company had receivables with a net book value of € 80 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate or at the hedging rate.

b) Equity risk

La Compagnie détient Shares in subsidiaries and affiliates and other equity interests are valued taking into account

- The net book value of marketable securities carried on the balance sheet – € 153 million – is equal to their market value.

MANAGEMENT COMPENSATION

The Company is administered by Managing Partners *("Gérants")* who are also general partners *("associés commandités")* of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits.

AVERAGE NUMBER OF EMPLOYEES

	Employees on the Company's payroll	Employees seconded to the Company
Management	7	--
Supervisory/technical staff	--	--
Administrative employees	26	--
Service employees	--	1
	33	**1**

POST-RETIREMENT BENEFIT OBLIGATIONS

The Company is liable for the payment of long-service awards to employees on retirement, in accordance with the terms of the applicable collective bargaining agreement. The discounted present value of the related obligation at December 31, 2001 was € 0.7 million. No provision has been recorded for this amount.

UNRECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

Description of temporary differences	In euros
UNRECOGNIZED DEFERRED TAX LIABILITIES	
Untaxed reserves	1 989 453
Unrecognized deferred tax liabilities	
Reduced tax rate (19%)	377 996
3% surtax	11 340
3.3 % surtax	12 474
Total	**401 810**
UNRECOGNIZED DEFERRED TAX ASSETS	
Non-deductible provisions and allowances	
Provisions for contingencies and charges	--
Allowances for impairment in value	--
Other	612 398
Evergreen tax losses	--
Ordinary tax losses	--
Long-term capital losses taxed at reduced rate	--
Unrecognized deferred tax assets	--
Reduced tax rate (19%)	116 356
3% surtax	3 491
3.3 % surtax	3 840
Total	**123 687**

LIST OF SUBSIDIARIES AND AFFILIATES

Subsidiaries and affiliates	Common stock (1)	Retained earnings (1)	Percent interest	Book value of shares: Cost	Book value of shares: Net	Outstanding loans and advances	Guaranteed given by the Company	Last published net sales	Last published net income	Dividends received by the Company during the year
Detail information about ***(carrying value in excess of 1% of the Company's capital stock)***										
1 – Subsidiaries (over 50%-owned)										
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand	180,000 euros	1,911,371 euros	100	4,182,057	2,699,113	–	–	5,150,568	B 698,532	–
Participation et Développement Industriels S.A. "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand	18,000,000 euros	-,169,844,565 euros	99.99	159,727,854	144,367,415	–	–	–	B 287,240,517	203,397,627
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Switzerland	1,404,831,200 Swiss francs	2,706,231,118 Swiss francs	91.67	1,502,100,739	1,502,100,739	–	–	–	B 219,413,891	117,745,580
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand	15,200,000 euros	2,851,807 euros	99.99	15,243,987	15,243,987	–	–	148,010,324	B 2,445,240	1,599,904
Spika S.A. 23, rue Breschet, 63000 Clermont-Ferrand	3,000,000 euros	31,528,588 euros	99.99	25,914,519	25,914,519	60,140,913	–	–	B 1,664,349	–
2 – Affiliates (10% to 50%-owned)										
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand	304,000,000 euros	721,628,972 euros	39.99	902,534,145	555,934,412	667,906,118	–	4,009,509,689	P 275,932,212	–
B – Aggregate information about other subsidiaries and affiliates										
1 – Subsidiaries not listed under A:										
- French companies				–	–	–	–			–
- Foreign companies				615,652	–	–	–			–
2 – Affiliates not listed under A:										
- French companies				433	–	–	–			–
- Foreign companies				91,238	–	–	–			–

(1) In local currency

MICHELIN GROUP

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001

(In thousands of euros)

	2001	2000
Issued, uncalled capital	–	–
FIXED ASSETS		
Goodwill	319,408	282,718
Intangible assets	114,739	122,608
Property, plant and equipment	6,409,851	5,942,514
Investments	415,561	451,327
Investments at equity	77,576	80,939
	7,337,135	6,880,106
CURRENT ASSETS		
Inventories	3,302,052	3,564,377
Trade receivables	3,389,533	3,340,431
Other receivables, prepaid expenses and accrued income	2,414,141	2,427,013
Cash equivalents	176,389	184,036
Cash	762,625	746,441
	10,044,740	10,262,298
TOTAL ASSETS	17,381,875	17,142,404

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001

(continued) (In thousands of euros)

	2001	2000
SHAREHOLDERS' EQUITY		
Common stock (1)	269,432	269,432
Paid-in capital in excess of par (1)	1,609,476	1,609,476
Retained earnings (2)	2,117,475	1,964,702
	3,996,383	3,843,610
MINORITY INTERESTS	329,540	310,919
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,325,923	4,154,529
SUBORDINATED DEBT	1,026,598	–
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,958,649	3,710,955
LIABILITIES		
Long and short-term debt	4,793,869	5,856,472
Trade payables	1,451,246	1,589,933
Other payables, deferred income and accrued expenses	1,825,590	1,830,515
	9,097,303	9,276,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,381,875	17,142,404
1) Parent company		
2) Including net income for the year	295,967	399,045

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

(in thousands of euros)

	2001	2000
OPERATING REVENUE		
Net sales	15,774,608	15,395,573
Reversals of allowances	21,216	22,046
Other operating revenues	491,670	392,788
	16,287,494	15,810,407
OPERATING EXPENSES		
Purchases used in production	5,585,622	5,212,204
Payroll costs	5,241,525	5,136,598
Other operating expenses	3,232,384	3,095,234
Taxes other than on income	232,054	225,730
Depreciation and amortization	937,961	955,304
Charges to allowances and provisions	17,777	22,877
	(15,247,323)	(14,647,947)
OPERATING INCOME	1,040,171	1,162,460
NET INTEREST EXPENSE	(320,779)	(314,388)
OPERATING INCOME FROM ORDINARY ACTIVITIES	719,392	848,072
NET NON-RECURRING EXPENSE	(28,906)	(75,844)
INCOME TAXES	(329,712)	(290,447)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	360,774	481,781
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(12,834)	(1,225)
AMORTIZATION OF GOODWILL	(33,996)	(42,193)
NET INCOME BEFORE MINORITY INTERESTS	313,944	438,363
Minority interests	17,977	39,318
NET INCOME	295,967	399,045
Basic earnings per share	2.20	2.96
Diluted earnings per share	2.20	2.96

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

(in thousands of euros)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	313,944	438,363
Adjustments to reconcile net income before minority interests to net cash provided by operating activities		
- Depreciation	976,877	1,055,060
- Allowances, provisions and deferred taxes	326,398	(51,543)
- Net gains on disposals of assets	(290,702)	(14,142)
- Other	(3,911)	(12,030)
Cash flow	1,322,606	1,415,708
- Change in inventories	281,063	(248,996)
- Change in receivables	(3,795)	(246,701)
- Change in payables	(218,294)	185,038
- Other changes in working capital	(119,060)	(87,560)
Net change in working capital	(60,086)	(398,219)
Net cash provided by operating activities	**1,262,520**	**1,017,489**
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	(1,316,714)	(1,201,210)
- Additions to investments	(240,270)	(242,111)
Total	(1,556,984)	(1,443,321)
- Proceeds from disposals of property, plant and equipment and intangible assets	60,734	109,746
- Proceeds from disposals of investments	424,499	76,312
Total	485,233	186,058
Net investment for the period	(1,071,751)	(1,257,263)
Impact of changes in Group structure	(4,268)	(3,257)
Net change in working capital	121,931	2,266
Net cash (used) by investing activities	**(954,088)**	**(1,258,254)**
CASH FLOWS FROM FINANCING ACTIVITIES		
- Dividends paid to parent company shareholders	(104,662)	(93,109)
- Other dividends paid	(78,087)	(67,019)
Total	(182,749)	(160,128)
Change in long and short-term debt	(162,619)	436,664
Net change in working capital	39,743	(4,215)
Net cash (used) provided by financing activities	**(305,625)**	**272,321**
Effect of exchange rate changes on cash and cash equivalents	5,730	18,439
Change in cash and cash equivalents	**8,537**	**49,995**
Cash and cash equivalents at beginning of period	**930,477**	**880,482**
Cash and cash equivalents at the period-end	**939,014**	**930,477**
o/w Cash	762,625	746,441
Cash equivalents	176,389	184,036

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2001

CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.

- Companies that are between 20% and 50%-owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method.

- As allowed under Article L.233-19 the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

   - Balance sheet items are translated at the year-end exchange rate.

   - Income statement items are translated at the average rate for the year, except for subsidiaries operating in hyperinflationary economies where the year-end rate is applied. The aggregate effect of applying the year-end rate method is not material.

   Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in shareholders' equity under "Retained earnings", with minority interests shown separately.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements for the year ended December 31, 2001 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years. At each year-end, the carrying value is reviewed for impairment and, where necessary, the amortization period is reduced.

Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

- buildings: 25 years
- plant and equipment: 7 to 12 years
- other assets: 2 to 12 years.

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note k.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.

- Deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,

- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company,

- restructuring: the estimated cost of measures decided and announced by the Group, which are in the process of being implemented at the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under shareholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Short-term interest rate risks are managed on a decentralized basis. A ceiling is set on fixed rate borrowings for terms in excess of one year, by currency.

Interest rate risk management policies are coordinated and monitored at Group level.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement

l) Post-retirement and other employee benefit obligations

In most of the countries where Group companies operate, long-term post-retirement and other employee benefit plans consist of:

- either defined contribution plans which are fully funded by contributions to external funds,

- or defined benefit plans which are funded
  - by contributions to pension funds managed by employees of the companies concerned or by external managers; in both cases, the companies concerned are generally required to make good any under-funding and are also responsible for ensuring that the pension fund is properly managed; or
  - directly by the Group companies concerned.

In accordance with Group accounting policies, commitments under defined benefit plans are determined each year by independent actuaries, using the projected unit credit method.

For each plan, the difference between the present value of the defined benefit obligation and the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, is recorded under either assets or liabilities.

The periodic pension cost determined on an actuarial basis as explained above is recorded in the income statement.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- temporary differences between the book value of assets and liabilities and their tax basis

- tax loss carryforwards, to the extent that their future utilization is considered probable,

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares.

NOTES TO THE CONSOLIDATED BALANCE SHEET

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

1. Goodwill (in thousands of euros)

Goodwill can be analyzed as follows:

	Cost	Depreciation and allowances	Net book value
Goodwill at January 1, 2000	499,565	(251,931)	247,634
Increases	59,503	(42,046)	17,457
Decreases	(65,066)	65,066	–
Translation adjustments and other	37,667	(20,040)	17,627
Goodwill at December 31, 2001	531,669	(248,951)	282,718
Increases	59,166	(34,487)	24,679
Decreases	(24,452)	24,452	–
Translation adjustments and other	23,944	(11,933)	12,011
Goodwill at December 31, 2001	590,327	(270,919)	319,408

The increase in goodwill at December 31, 2001 primarily corresponds to goodwill arising on acquisition of the Tofan Group (Romania).

2. *Intangible assets (in thousands of euros)*

Intangible assets can be analyzed as follows:

	Cost	Depreciation and allowances	Net book value
Intangible assets at January 1, 2000	359,480	(225,675)	133,805
Increases	48,824	(64,296)	(15,472)
Decreases	(11,436)	16,738	5,302
Translation adjustments and other	(1,194)	167	(1,027)
Intangible assets at December 31, 2001	395,674	(273,066)	122,608
Increases	55,628	(72,674)	(17,046)
Decreases	(10,296)	16,143	5,847
Translation adjustments and other	9,928	(6,598)	3,330
Intangible assets at December 31, 2001	450,934	(336,195)	114,739

The main movements in 2001 concern software.

The break down by category is as follows:

	Cost	Depreciation and allowances	Net book value
Software	367,589	(261,381)	106,208
Other intangible assets	83,345	(74,814)	8,531
Total	450,934	(336,195)	114,739

3. *Property, plant and equipment (in thousands of euros)*

Property, plant and equipment can be analyzed as follows:

	Cost	Depreciation and allowances	Net book value
Property, plant and equipment at January 1, 2000	13,969,155	(8,265,941)	5,703,214
Increases	1,149,543	(940,283)	209,260
Decreases	(587,430)	499,590	(87,840)
Translation adjustments and other	266,491	(148,611)	117,880
Property, plant and equipment at December 31, 2001	14,797,759	(8,855,245)	5,942,514
Increases	1,261,086	(890,929)	370,157
Decreases	(443,865)	412,662	(31,203)
Translation adjustments and other	230,140	(101,757)	128,383
Property, plant and equipment at December 31, 2001 (1)	15,845,120	(9,435,269)	6,409,851

Capital expenditure for the year ended December 31, 2001 amounted to € 1,261,086 thousand.

The break down by category is as follows:

	Cost	Depreciation et provisions	Net book value
Land and buildings	3,653,105	(1,722,675)	1,930,430
Plant and equipment	9,873,085	(6,076,269)	3,796,816
Other	2,318,930	(1,636,325)	682,605
Total	15,845,120	(9,435,269)	6,409,851

	Cost	Depreciation and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2001	434,882	(217,515)	217,367

4. *Investments (in thousands of euros)*

Investments can be analyzed as follows:

	Cost	Allowances	Net book value
Investments at January 1, 2000	490,743	(120,070)	370,673
Movements for the period	49,397	7,943	57,340
Translation adjustments and other	38,524	(15,210)	23,314
Investments at 31 December 2000	578,664	(127,337)	451,327
Movements for the period	(21,446)	(4,526)	1) (25,972)
Translation adjustments and other	2) 54,025	2) (63,819)	(9,794)
Investments at December 31, 2001	611,243	(195,682)	415,561

1) including € 40,846 thousand corresponding to the book value of Peugeot S.A. shares sold during the year.

2) including € 40,632 thousand corresponding to the deconsolidation of Philippines-based MSF following the discontinuation of operations on January 4, 2001.

The break down by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity interests	1) 65,417
Long-term loans and advances and other investments	350,144
Total	415,561

1) including 2,826,000 Peugeot S.A. shares
- book value 20,801
- market value 134,942

5. *Investments at equity (in thousands of euros)*

Company	Value at equity at Jan. 1, 2000	Movement for the year	Value at equity at Dec. 31, 2000	Movement for the year	Value at equity at Dec. 31, 2001
Woco Michelin AVS BV	–	65,815	65,815	(4,803)	61,012
Compagnie Générale des Transports Verney	8,305	641	8,946	1,595	10,541
Sucat Land Corp.	3,298	(414)	2,884	52	2,936
Tekersan Jant Sanayi A.S.	908	548	1,456	(1,199)	257
RubberNetwork.com, LLC	–	–	–	646	646
Other companies	1,053	785	1,838	346	2,184
Total	13,564	67,375	80,939	(3,363)	77,576
Including:					
Equity in net income (loss)		(1,225)		(12,834)	

6. *Inventories (in thousands of euros)*

	Dec. 31, 2001	Dec. 31, 2000
Raw materials, semi-finished products and other supplies	986,784	1,147,769
Finished products	2,437,482	2,516,692
Allowances	(122,214)	(100,084)
Net book value	3,302,052	3,564,377

7. *Trade receivables (in thousands of euros)*

	Dec. 31, 2001	Dec. 31, 2000
Trade receivables	3,498,703	3,441,407
Allowances	(109,170)	(100,976)
Net book value	3,389,533	3,340,431

Substantially all trade receivables are due within one year.

8. *Other receivables, prepaid expenses and accrued income (in thousands of euros)*

	Dec. 31, 2001	Dec. 31, 2000
Other receivables, net (1)	483,701	521,015
Excess of pension plan assets over the related benefit obligations (note l)	453,493	498,884
Deferred tax assets (note m)	1,391,333	1,352,494
Other accruals	85,614	54,620
Total	2,414,141	2,427,013
(1) including amounts due beyond one year	13,851	14,090

9. *Cash equivalents (in thousands of euros)*

	Dec. 31, 2001	Dec. 31, 2000
Compagnie Générale des Etablissements Michelin shares	164,272	157,469
Less: allowances for impairment in value	(10,868)	(8,910)
Other listed investments, net	1,003	1,175
Other cash equivalents, net	21,982	34,302
Total	176,389	184,036

- As of December 31, 2001, Compagnie Générale des Etablissements Michelin held 4,140,457 of its own shares with a market value of € 153,404 thousand. During 2001, the number of own shares held by the Company increased by 286,782.

- As of December 31, 2001, the market value of other listed investments was € 2,158 thousand.

10. *Changes in shareholders' equity and minority interests (in thousands of euros)*

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Shareholders' equity	Minority interests	Total
At December 31, 1999 (pro forma)	**269,432**	**1,609,476**	**2,005,280**	**- 632,867**	**282,522**	**3,533,843**	**304,391**	**3,838,234**
Dividends paid					(138,561)	(138,561)	(21,567)	(160,128)
Appropriation of undistributed income			143,961		(143,961)	–	–	–
Net income for the year					399,045	399,045	39,318	438,363
Translation adjustment and other			10,616	38,667		49,283	(11,223)	38,060

At December 31, 2000	**269,432**	**1,609,476**	**2,159,857**	**(594,200)**	**399,045**	**3,843,610**	**310,919**	**4,154,529**
Dividends paid					(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of undistributed income			251,581	(10,210)	(241,371)	–	–	–
Net income for the year					295,967	295,967	17,977	313,944
Translation adjustment and other			4,389	10,091		14,480	25,719	40,199
At December 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**

11. *Provisions for contingencies and charges (in thousands of euros)*

	Dec. 31, 2000	Translation adjustment	Movements	Dec. 31, 2001
Post-retirement and other employee benefit obligations	3,038,342	73,942	(21,127)	3,091,157
Deferred taxes	62,990	617	(6,373)	57,234
Restructuring	431,421	1,895	194,149	627,465
Other	178,202	1,174	3,417	182,793
Total	3,710,955	77,628	170,066	3,958,649

Movements in provisions for contingencies and charges are recorded in the income statement.

The net increase in restructuring provisions corresponds to:
- new provisions for contingencies recorded during the year, including provisions for the new cost reduction plan in North America and additional provisions for costs related to the ongoing plan to improve the competitiveness of the Group's operations in Europe.
- provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe).

12. *Income taxes (in thousands of euros)*

Income taxes reported in the income statement can be analyzed as follows:

	Dec. 31, 2001	Dec. 31, 2000
Current taxes	318,375	309,359
Deferred taxes	11,337	(18,912)
Total	329,712	290,447

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	Dec. 31, 2001	Dec. 31, 2000
Tax on the contribution of Group companies to consolidated income, at standard local tax rates	191,393	285,178
Effect of permanent differences	1,639	(27,972)
Effect of unrecognized deferred taxes	136,864	34,314
Effect of changes in future tax rates	12,252	7,900
Other effects	(12,436)	(8,973)
Income taxes reported in the income statement	329,712	290,447

	Dec. 31, 2001	Dec. 31, 2000
Total unrecognized deferred tax assets	528,340	473,533

Deferred tax assets and liabilities break down as follows by category:

	Dec. 31, 2001	Dec. 31, 2000
Deferred tax assets	1,391,333	1,352,494
Deferred tax liabilities	(57,234)	(62,990)
Net obligation	1,334,099	1,289,504
Breakdown:		
- temporary differences	1,035,321	966,090
- tax loss carryforwards	335,458	344,663
- tax credits	(36,680)	(21,249)

13. *Post-retirement and other employee benefit obligations under defined benefit plans (in thousands of euros)*

Assets and liabilities break down by category is as follows:

	Dec. 31, 2001	Dec. 31, 2000
Excess of pension plan assets over defined benefit obligations	453,493	498,884
Unfunded post-retirement and other employee benefit obligations	(3,091,157)	(3,038,342)
Net obligation	(2,637,664)	(2,539,458)
Breakdown:		
- Long-term pre-retirement benefits	(106,172)	(116,409)
- Post-retirement benefits:		
- retirement benefits	(210,702)	(138,727)
- other employee benefits	(2,320,790)	(2,284,322)

	Dec. 31, 2001	Dec. 31, 2000
Net periodic pension cost recorded in the income statement:		
- Service cost	197,870	203,879
- Interest cost	521,376	465,923
- Forecast yield on plan assets	(369,706)	(364,014)
- Recognized actuarial gains and losses	75	–
- Prior service cost	10,817	17,718
- Curtailments and settlements	(3,276)	(414)
Total	357,156	323,920

14. Subordinated debt and other long and short-term debt (in thousands of euros)

	At Dec. 31, 2001	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2000
Subordinated debt	1,026,598	–	–	1,026,598	–
Other long and short-term debt					
- Convertible bonds	10	10	–	–	10
- Other bonds	322,717	17,819	304,898	–	322,717
- Other long and short-term debt	4,471,142	2,763,790	1,361,062	346,290	5,533,745
Subtotal, other long and short-term debt	4,793,869	2,781,619	1,665,960	346,290	5,856,472
Total	5,820,467	2,781,619	1,665,960	1,372,888	5,856,472

Debt secured by collateral at December 31, 2001	65,748
Obligations under finance leases at December 31, 2001	330,771

Subordinated debt

In September 2000, Compagnie Financière Michelin obtained a USD 1,075 million line of credit from a pool of banks and insurance companies.

Drawdowns may be made on the line of credit up until September 2005 and will be subordinate in ranking to all other liabilities of the Group for repayment purposes. All drawdowns must be repaid in full by September 2012.

The USD 905 million facility provided by the banks was drawn down in October 2001.

The USD 170 million contingent facility provided by the insurance companies has the same characteristics as the bank tranche, but drawdowns may be made only following the occurrence of certain events based on changes in average European and American GDP. No drawdowns have been made on the contingent facility.

Net debt at December 31, 2001 breaks down as follows (in thousands of euros):

Subordinated debt	1,026,598
Long and short-term debt	4,793,869
Sous-total	5,820,467
Cash equivalents and other short-term investments	(176,389)
Cash	(762,625)
Total	4,881,453

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account hedging instruments:

(in thousands of euros)

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euros and euro-zone currencies	(541,565)	326,308	4.3	(215,257)	(4.4)
Swiss francs	986,177	74,327	2.4	1,060,504	21.7
Pounds sterling	471,223	130	2.0	471,353	9.7
Other non-euro-zone currencies	259,890	418	2.3	260,308	5.3
Total European currencies	**1,175,725**	**401,183**	**3.9**	**1,576,908**	**32.3**
U.S. dollars	1,466,000	1,106,006	5.0	2,572,006	52.7
Canadian dollars	92,401	1,066	1.8	93,467	1.9
Total dollar zone	**1,558,401**	**1,107,072**	**5.0**	**2,665,473**	**54.6**
Other currencies	569,713	69,359	1.9	639,072	13.1
Total	**3,303,839**	**1,577,614**	**4.6**	**4,881,453**	**100.0**

Hedging costs are charged directly to the income statement.

15. *Off-balance sheet commitments (in thousands of euros)*

	Dec. 31, 2001	Dec. 31, 2000
Commitments given:		
Guarantees given	114,651	93,100
Future minimum lease payments under non-cancelable operating leases	586,346	618,298
Discounted bills	6,471	7,037
Total	707,468	718,435
Commitments received:		
Guarantees received	254,378	309,716

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

16. Payroll costs (in thousands of euros) and number of employees

	2001	2000
Payroll costs	5,241,525	5,136,598
Average number of employees of fully-consolidated companies	127,467	128,122

17. Research and development costs (in thousands of euros)

Research and development costs for the last two years were as follows:

- 2001 : 701,902
- 2000 : 645,307

18. Impairment charges (in thousands of euros)

	2001	2000
Net charges for impairment of:		
- inventories	18,426	(5,169)
- receivables	9,030	11,971

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense (in thousands of euros)

	2001	2000
Interest income and expense	(278,462)	(315,782)
Exchange gains and losses	(31,043)	(2,298)
Amortization and net movements in allowances for impairment of financial assets	(11,274)	3,692
Total	(320,779)	(314,388)

Net exchange losses for 2001 result mainly from the fall in value of South American currencies.

20. Non-recurring income and expense (in thousands of euros)

		2001	2000
Restructuring costs	a)	(339,959)	(67,349)
Net gains on disposals of fixed assets	b)	363,130	14,142
Other non-recurring items		(52,077)	(22,637)
Total		(28,906)	(75,844)

a) Restructuring costs break down as follows by geographic area:

- Europe 188,142
- North America 122,960
- Other 28,857

b) Net gains on disposals of fixed assets include a € 375,373 thousand gain on disposal of Peugeot S.A. shares.

21. Segment information (in thousands of euros)

Business segments	Passenger cars and light trucks	Heavy trucks	Other businesses	Inter-segment eliminations	Total
			2000		
Net property, plant and equipment	2,751,813	1,283,906	a) 1,906,795		5,942,514
Sales	7,686,396	4,092,712	4,807,026	(1,190,561)	15,395,573
Operating income	584,214	557,965	20,281		1,162,460
			2001		
Net property, plant and equipment	2,977,194	1,341,047	a) 2,091,610		6,409,851
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating income	711,110	342,976	(13,915)		1,040,171

a) Including shared assets:
- 2001 : 921,511
- 2000 : 793,184

Geographical areas	Europe	North America and Mexico	Other	Total
		2000		
Net property, plant and equipment	2,940,748	2,292,643	709,123	5,942,514
Sales	7,309,519	5,959,576	2,126,478	15,395,573
		2001		
Net property, plant and equipment	3,139,481	2,433,619	836,750	6,409,851
Sales	7,446,968	6,286,471	2,041,169	15,774,608

22. *Subsequent events*

Impact of the devaluation of the Argentine peso:
The balance sheet and income statement of Michelin Argentina Sociedad Anónima have been translated based on an exchange rate of ARS 1.65 = USD 1. The impact on the 2001 financial statements was a charge of € 12,512 thousand.

23. *Management compensation*

Compagnie Générale des Etablissements Michelin is administered by Managing Partners *("Gérants")* who are also general partners *("associés commandités")* of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.